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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42662

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **10/1/24** AND ENDING **9/30/25**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **The Enterprise Securities Company**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

30301 Northwestern Hwy., Ste 200

(No. and Street)

Farmington Hills	**MI**	**48334**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Norman A. Pappas	**248-539-8292**	npappas@pappasfinancial.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

UHY LLP

(Name – if individual, state last, first, and middle name)

4 Tower Place, 7th Floor	**Albany**	**NY**	**12203**
(Address)	(City)	(State)	(Zip Code)
7/1/2004		**1195**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Norman A. Pappas _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of The Enterprise Securities Company _____, as 9/30 _____, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature

Title:
President / CCO

Notary Public

JEANNE L. APPLE
Notary Public, State of Michigan
County of Oakland
My Commission Expires Mar. 17, 2027
Acting in the County of Oakland

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

THE ENTERPRISE SECURITIES COMPANY

FINANCIAL STATEMENTS

SEPTEMBER 30, 2025

THE ENTERPRISE SECURITIES COMPANY

TABLE OF CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Common Stockholder, Director and Officer of
The Enterprise Securities Company

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of The Enterprise Securities Company (the "Company") (a Michigan corporation) as of September 30, 2025, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of The Enterprise Securities Company as of September 30, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of The Enterprise Securities Company's management. Our responsibility is to express an opinion on The Enterprise Securities Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to The Enterprise Securities Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of The Enterprise Securities Company's financial statements. The supplemental information is the responsibility of The Enterprise Securities Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital under Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

UHY LLP

We have served as The Enterprise Securities Company's auditor since 2012.

Albany, New York
December 1, 2025

THE ENTERPISE SECURITIES COMPANY
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2025

ASSETS

CURRENT ASSETS

Cash and cash equivalents	$	359,566
Commissions receivable		212,975
Prepaid federal taxes		9,013
Prepaid state taxes		2,713
Deferred income taxes		51,800
Total Current Assets	$	636,067

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES

Commissions payable	$	58,026
Related party payable		68,234
Total Current Liabilities		126,260

STOCKHOLDER'S EQUITY

Common stock - no par value	
Authorized - 60,000 shares	
Issued and outstanding - 1,000 shares	10,000
Preferred stock - no par value	
Authorized - 5,000 shares	
Issued and outstanding - 0 shares	-
Retained earnings	499,807
Total Stockholder's Equity	509,807
Total Liabilities and Stockholder's Equity	$ 636,067

See notes to the financial statements

THE ENTERPRISE SECURITIES COMPANY
STATEMENT OF INCOME
YEAR ENDED SEPTEMBER 30, 2025

REVENUE			
Sales commissions	$	1,795,918	
Private placement commissions		826,651	2,622,569
EXPENSES			
Commission expense	$	2,244,357	
Operating expenses		328,234	
Professional fees		25,848	
Regulatory fees		15,259	2,613,699
INCOME FROM OPERATIONS			8,870
OTHER INCOME			
Interest income		24,817	24,817
INCOME BEFORE INCOME TAX			33,687
INCOME TAX EXPENSE (BENEFIT)			
Current			(539)
Deferred			9,300
Net Income		$	**24,926**

See notes to the financial statements

THE ENTERPRISE SECURITIES COMPANY
STATEMENT OF STOCKHOLDER'S EQUITY
YEAR ENDED SEPTEMBER 30, 2025

| | Common Stock | | Retained | Total |
	Shares	Amount	Earnings	
BALANCE - OCTOBER 1, 2024	1,000	$ 10,000	$ 474,881	$ 484,881
Net Income	----	----	24,926	24,926
BALANCE - SEPTEMBER 30, 2025	1,000	$ 10,000	$ 499,807	$ 509,807

See notes to the financial statements

THE ENTERPRISE SECURITIES COMPANY
STATEMENT OF CASH FLOWS
YEAR ENDED SEPTEMBER 30, 2025

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	24,926
Adjustments to reconcile net income to net cash		
provided by operating activities		
Deferred income tax		9,300
Changes in operating assets and liabilities		
Commissions receivable		316,190
Federal income taxes		(539)
Commissions payable		(168,372)
Related party payable		68,234
Net cash provided by operating activities		249,739
NET INCREASE IN CASH AND CASH EQUIVALENTS		249,739
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR		109,827
CASH AND CASH EQUIVALENTS - END OF YEAR	$	359,566

See notes to the financial statements

THE ENTERPRISE SECURITIES COMPANY
NOTES TO THE FINANCIAL STATEMENTS
SEPTEMBER 30, 2025

NOTE 1 – NATURE OF OPERATIONS

The Company is a broker-dealer located in Farmington Hills, Michigan and is regulated by the Securities and Exchange Commission (SEC) and Financial Industry Regulatory Authority (FINRA).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all liquid instruments with a maturity of three months or less to be cash equivalents. Cash and cash equivalents only consist of cash at September 30, 2025. At various times during the fiscal year, the Company's cash in bank balances may exceed the federally insured limits. Management has deemed this as a normal business risk.

Commissions Receivable

Commissions receivable represent commissions earned on security transactions, which are recorded on a trade date basis. Commissions receivable are stated at their earned amount less an allowance for credit losses, if considered necessary. Management has determined that no allowance for credit losses is necessary as of September 30, 2025.

Revenue Recognition

The Company receives commissions as compensation for the sales of mutual funds, private placements, annuities, and life insurance products.

Commissions on mutual funds, annuities and life insurance products are recorded based on the settlement date, which does not differ materially from trade date accounting for such transactions. The Company does not have additional obligations to service these contracts beyond the date of sale; as such there is only a single performance obligation for the aforementioned products sold. Private placements are single performance obligations, and the Company does not need to further service the private placement. These commissions are one-time commissions recorded when the transaction is closed.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Revenue Recognition – Continued

The Company follows ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

The guidance requires an entity to follow a five-step model to a) identify the contract(s) with a Customer, (b) identify the performance obligations in the contract (c) determine the transaction price (d) allocate the transaction price to the performance obligations in the contract and (e) recognize revenue, when (or as) the entity satisfies a performance obligation.

Income Tax

Income taxes are provided at the applicable rates based on items included in the determination of income for income tax purposes.

The Company's effective income tax rate is different than what would be expected if the Federal and state statutory rate were applied to income from continuing operations primarily because of expenses for financial reporting purposes that are not deductible for tax purposes.

Deferred income tax reflects the estimated future tax effect of temporary differences between the basis of assets and liabilities for financial reporting purposes and by tax purposes.

The deferred income tax asset results from the temporary difference between the reporting of commissions payable to a stockholder and the Company's income tax loss carryforward for financial statement purposes and for income tax purposes.

The Company evaluates income tax positions using a two-step process. A determination is first made as to whether it is more likely than not that the income tax position will be sustained, based upon technical merits, upon examination by the taxing authorities. If the income tax position is expected to meet the more likely than not criteria, the benefit recorded in the financial statements equals the largest amount that is more likely than not to be realized upon its ultimate settlement. There were no uncertain tax positions that require an accrual.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c 3-1), which requires the maintenance of minimum net capital requirement (greater of $5,000 or 6 2/3% of aggregate indebtedness) and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1.

NOTE 3 – NET CAPITAL REQUIREMENTS - Continued

The Company had net capital as defined of approximately $438,101 which was approximately $429,684 in excess of its minimum required net capital requirement of $8,417 as of September 30, 2025.

The Company's ratio of aggregated indebtedness to net capital was 0.29 to 1 at September 30, 2025.

NOTE 4 – RELATED PARTY TRANSACTIONS

Pursuant to Exchange Act Rule 17a-3 (a) (1) and (a) (2), a broker-dealer must make a record reflecting each expense incurred relating to its business and any corresponding liability, regardless of whether the liability is joint or several with any person and regardless of whether a third party has agreed to assume the expense or liability. The Company has an expense sharing agreement with an affiliate for operating expenses. The Company incurred $328,234 under this agreement as reimbursement of operating expenses for the year ended September 30, 2025. As of September 30, 2025, there is a $68,234 related party payable for the reimbursement of operating expenses.

Included in commission expense for the year ended September 30, 2025, is $2,244,357 of commissions earned by a stockholder. At September 30, 2025, commissions payable to the stockholder amounted to $58,026. The commissions are related to the sale of insurance products, annuities, investments funds and private placements.

NOTE 5 – CONCENTRATIONS

Three producers were responsible for 18%, 13%, and 22% for a total of 53%, or $1,410,248 of the Company's revenue for the year ended September 30, 2025. Accounts receivable due from these producers totaled 43%, or $90,711 at September 30, 2025.

NOTE 6 – SUBSEQUENT EVENTS

The Company has performed a review of events subsequent to September 30, 2025, through December 1, 2025, the date the financial statements were issued.

SUPPLEMENTAL INFORMATION

THE ENTERPRISE SECURITIES COMPANY
NET CAPITAL COMPUTATION
AS REQUIRED BY EXCHANGE ACT RULE 15c3-1
YEAR ENDED SEPTEMBER 30, 2025

Computation of net capital:		
Total capital	$	509,807
Nonallowable assets:		
Commissions receivable		8,180
Prepaid federal taxes		9,013
Prepaid state taxes		2,713
Deferred income taxes		51,800
Total nonallowable assets		71,706
Net capital		438,101
Minimum net capital requirement (greater of $5,000 or 6 2/3% of aggregate indebtedness)		8,417
Excess net capital	$	429,684
Aggregate indebtedness	$	126,260
Ratio of aggregate indebtedness to net capital		**0.29 to 1**

There were no material differences between the audited computation of Net Capital included in this report and the corresponding schedule included in The Enteprise Securities Company's unaudited September 30, 2025 Part II A amended FOCUS Report filed on November 20, 2025.

See notes to the financial statements



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Common Stockholder, Director and Officer of
The Enterprise Securities Company

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) The Enterprise Securities Company (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (a) Mutual fund retailer; (b) Broker or dealer selling variable life insurance or annuities; (c) Real estate syndicator; (d) Investment advisory services; (e) Broker or dealer selling tax shelters or limited partnerships in primary distributions; and (f) Private placements of securities. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Enterprise Securities Company's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about The Enterprise Securities Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

UHY LLP

Albany, New York
December 1, 2025



EXEMPTION REPORT
SEC Rule 17a-5d4

The Enterprise Securities Company is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (a) Mutual fund retailer (b) Broker or dealer selling variable life insurance or annuities (c) Real estate syndicator (d) Investment advisory services (e) Broker or dealer selling tax shelters or limited partnerships in primary distributions (f) Private placements of securities.

(3) In addition, (a) the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (b) did not carry accounts of or for customers; and (c) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Enterprise Securities Company

I, Norman A. Pappas, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Norman A. Pappas, President / CCO
December 1, 2025



**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
APPLYING AGREED-UPON PROCEDURES**

To the Sole Common Stockholder, Director and Officer of
The Enterprise Securities Company

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended September 30, 2025. Management of The Enterprise Securities Company (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended September 30, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended September 30, 2025 with the Total Revenue amount reported in Form SIPC-7 for the year ended September 30, 2025, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

To the Sole Common Stockholder, Director and Officer of
The Enterprise Securities Company
Page Two

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended September 30, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

UHY LLP

Albany, New York
December 1, 2025